Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 8
DATED JANUARY 21, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 8 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 7 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 7 dated January 12, 2004, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

La Plaza Del Norte, San Antonio, Texas

On January 21, 2004, we purchased an existing shopping center known as La Plaza Del Norte, containing 320,362 gross leasable square feet. The center is located at 125 Northwest Loop 410, in San Antonio, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $59,143,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $185 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Oshmans and Best Buy, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Oshmans	65,017	20	11.61	09/96	01/17

Best Buy	58,000	18	14.75	09/96	01/12

For federal income tax purposes, the depreciable basis in this property will be approximately $44,360,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

La Plaza Del Norte was built in 1996 and 1999. As of January 20, 2004, this property was 93% occupied, with a total 297,287 square feet leased to 17 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Half Price Books	8,000	10/04	84,000	10.50
Lifeway Christian	6,000	11/06	132,000	22.00
Supercuts	1,295	11/06	33,670	26.00
Pearle Vision	3,500	12/06	120,750	34.50
Ross Dress for Less	28,438	01/07	288,646	10.15
Office Max	23,229	04/07	261,326	11.25
DSW	22,000	04/07	374,000	17.00
All Battery Center	1,600	05/07	36,800	23.00
Jazzy Beans Cafe	2,605	01/08	52,100	20.00
Successories	1,200	09/08	26,400	22.00
Game Stop	2,006	12/08	52,156	26.00
David's Bridal	12,000	11/09	187,240	15.60
Petco	13,650	11/11	278,187	20.38
Cost Plus	18,900	01/12	302,400	16.00
Best Buy	58,000	01/12	855,500	14.75
Bealls	29,847	01/14	194,006	6.50
Oshmans	65,017	01/17	754,847	11.61

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Super Valu Shopping Center, Severn, Maryland

On January 20, 2004, we purchased an existing shopping center known as Super Valu Shopping Center, containing 61,817 gross leasable square feet. The center is located at 7858 Quarterfield in Severn (Annapolis), Maryland.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $11,031,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $178 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Shoppers Food Warehouse, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Shoppers Food Warehouse	58,217	94	14.00	09/99	09/19

For federal income tax purposes, the depreciable basis in this property will be approximately $8,273,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Super Valu Shopping Center was built in 1999. As of January 20, 2004, this property was 100% occupied, with a total 61,817 square feet leased to three tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Great Clips	1,200	12/05	27,537	22.95
AZZ Cleaners	2,400	12/07	55,073	22.95
Shoppers Food Warehouse	58,217	09/19	815,038	14.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Larkspur Landing, Larkspur, California

On January 19, 2004, we purchased an existing shopping center known as Larkspur Landing, containing 173,230 gross leasable square feet. The center is located at 2257 Larkspur Landing Circle, in Larkspur, California.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $61,147,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $353 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Bed, Bath & Beyond, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed, Bath & Beyond	42,318	24	20.50	12/02	01/18

For federal income tax purposes, the depreciable basis in this property will be approximately $45,860,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Larkspur Landing was built in 1978 and renovated in 2001. As of January 19, 2004, this property was 88% occupied, with a total 151,704 square feet leased to 34 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

GNC	1,698	01/04	33,892	19.96
Avanti	1,115	03/04	28,800	25.83
LL Pet Clinic	1,141	04/04	33,867	29.68
Roadrunner Burrito	800	06/04	23,957	29.95
Marin Visitor Bureau	720	06/04	12,000	16.67
Sushi Ko	1,709	08/04	51,270	30.00
Golden Gate Printing	3,287	08/04	30,010	9.13
Allstate Ins.	405	11/04	13,365	33.00
Spoetech	805	03/05	16,503	20.50
24 Hour Fitness	14,559	03/05	298,464	20.50
24 Hour Fitness	2,480	03/05	60,462	24.38
Asher Clinic	5,791	04/05	152,477	26.33
Redhill	2,688	07/05	69,350	25.80
Jaeger	1,500	07/05	54,732	36.49
Oliver Allen Corp.	9,392	10/05	242,313	25.80
Robert Brugger	880	06/06	18,480	21.00
Maxwell Cleaners	2,748	09/06	100,568	36.60
Norman Mahan Jewelers	1,333	01/07	43,669	32.76
Determined Productions	5,583	03/07	303,491	54.36
Determined Productions	5,602	03/07	304,524	54.36
Shoes & Repair	807	03/07	23,564	29.20

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Ragged Sailor	1,200	04/07	35,136	29.28
LL Optomery	1,165	07/07	30,243	25.96
Bay Area Wireless	610	04/08	23,790	39.00
American Nails	745	06/08	23,691	31.80
AAA	5,245	07/08	169,938	32.40
Togo's Eatery	1,625	07/08	36,205	22.28
Timothy Bricca DD	1,064	07/08	35,112	33.00
All California	3,359	07/08	114,172	33.99
Weight Watchers	1,291	07/08	61,219	47.42
Cooper Alley	2,000	11/08	103,840	51.92
Marin Brewing Co.	5,978	03/11	190,219	31.82
Fidelity	7,232	07/11	459,955	63.60
Yoga Studios	6,150	10/12	184,500	30.00
Bed, Bath & Beyond	42,318	01/18	867,519	20.50
Noonan's Restaurant	6,679	12/18	222,878	33.37

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

North Ranch Pavilions, Thousand Oaks, California

On January 16, 2004, we purchased an existing shopping center known as North Ranch Pavilions, containing 62,900 gross leasable square feet. The center is located at 1125-85 Lindero Road, in Thousand Oaks, California.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $18,468,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $294 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Savy Salon, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Savy Salon	6,500	10	25.20	04/00	03/07

For federal income tax purposes, the depreciable basis in this property will be approximately $13,850,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

North Ranch Pavilions was built in 1992. As of January 16, 2004, this property was 86% occupied, with a total 53,996 square feet leased to 23 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

2 For 1 Photo	1,068	05/04	23,803	22.33
Kay's Nails	1,028	09/04	24,178	23.52
Prudential Realty	3,379	11/04	95,287	28.20
Ilene's Boutique	2,105	12/04	51,235	24.34
Seta's Shoes	1,088	05/05	19,548	18.00
Walton's Portraits	1,300	08/06	28,964	22.28
Malibu Gym	3,040	10/06	54,720	18.00
Dance Trends	2,338	12/06	40,190	17.19
Bank of America	4,500	12/06	172,980	38.44
Clubhous Cleaners	1,505	12/06	43,765	29.08
Cookies by Design	1,353	01/07	31,822	23.52
Andi's Hallmark	3,740	02/07	67,320	18.00
State Farm Insurance	1,025	03/07	22,096	21.60
Savy Salon	6,500	03/07	163,800	25.20
Tae Kwon Do Academy	1,512	07/07	33,566	22.20
Treasured Memories	3,691	08/07	44,734	12.12
Total Body Fitness	2,086	10/07	37,548	18.00
Postal Club	1,086	12/07	24,369	22.44
Rustico Ristorante	3,495	08/11	91,673	26.23
We Frame It	1,526	09/11	34,609	22.68
Lamppost Pizza	3,600	11/11	101,088	28.08
Sushi Tei	1,725	01/12	51,129	29.64
North Ranch Dentistry	1,306	10/13	38,396	29.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Paradise Valley Marketplace, Phoenix, Arizona

We anticipate purchasing an existing shopping center known as Paradise Valley Marketplace containing 81,256 gross leasable square feet. The center is located at Tatum Boulevard and Shea Boulevard in Phoenix, Arizona.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $28,510,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $351 per square foot of leasable space. Included in the purchase price is the land to build an addition 11,000 square feet of retail space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Whole Foods Grocery Store, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Whole Foods	32,000	39	13.50	03/02	03/22

For federal income tax purposes, the depreciable basis in this property will be approximately $21,383,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Paradise Valley Marketplace was built in 2002. As of January 20, 2004, this property was 86% occupied, with a total 69,611 square feet leased to 15 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Electronics Boutique	1,013	09/05	30,390	30.00
Beauty Brands	5,510	12/06	176,320	32.00
Verizon Wireless	2,047	03/07	61,410	30.00
Ship Rite	1,340	09/07	35,510	26.50
Soma Restaurant	3,452	10/07	103,560	30.00
So-Oh	1,964	02/08	51,064	26.00
Men's Wearhouse	5,176	03/08	165.632	32.00
Matress Authority	2,453	04/08	73,590	30.00
Hava Java	1,587	06/08	57,132	36.00
Kolache Factory	2,100	11/08	71,400	34.00
Washington Mutual	4,100	01/09	131,200	32.00
Pick Up Sticks	1,820	12/11	64,155	35.25
Select Dry Cleaners	2,505	04/12	75,150	30.00
Baja Fresh	2,544	12/11	91,584	36.00
Whole Foods	32,000	03/22	432,000	13.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Promenade at Red Cliff, St. George, Utah

We anticipate purchasing an existing shopping center known as Promenade at Red Cliff containing 94,936 gross leasable square feet. The center is located at 250 N. Red Cliffs Drive in St. George, Utah.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $19,636,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $207 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Old Navy, Staples, and Big 5, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Old Navy	19,317	20	13.80	12/03	11/08

Staples	22,959	24	11.27	06/97	05/12

Big 5	10,058	11	12.46	07/97	06/07

For federal income tax purposes, the depreciable basis in this property will be approximately $14,727,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Promenade at Red Cliff was built in 1998. As of January 20, 2004, this property was 97% occupied, with a total 91,917 square feet leased to 20 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Franklin Quest	1,206	12/04	30,150	25.00
Panda Express	1,513	12/05	36,312	24.00
Hollywood Entertainment	6,200	12/06	122,328	19.73
Big 5	10,058	06/07	125,352	12.46
Vitamin World	1,291	06/07	26,880	20.82
Sally Beauty Supply	1,204	06/07	22,876	19.00
Gen X Clothing	7,816	06/07	129,001	16.50
Cosmo Nails	1,017	07/07	25,128	24.00
Papa John's	1,347	12/07	35,022	24.00
Quiznos	1,424	02/08	30,223	21.22
Durango Grill	2,693	02/08	75,404	28.00

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Supercuts	1,030	02/08	24,720	24.00
Mo's & Beyond Matter	500	06/08	15,550	31.72
Beach Break	1,365	07/08	39,585	26.00
Cold Stone	1,173	07/08	32,844	28.00
Country Clutter	1,464	07/08	36,600	26.00
Samuri 21	4,057	08/08	99,315	24.48
Old Navy	19,317	11/08	266,580	13.80
To Fat Guys	4,283	02/09	91,074	21.50
Staples	22,959	05/12	258,750	11.27

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of January 20, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	23,359,008	233,570,002	23,372,892	210,197,110

Shares sold pursuant to our distribution reinvestment program	69,848	663,557	-	663,557

	23,448,856	234,433,559	23,372,892	211,060,667

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.